ALSTON&BIRD LLP
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Fax: 212-210-9444
www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mark.mcelreath@alston.com

January 11, 2007

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Brasil Telecom Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 1-14477

Dear Mr. Spirgel:

         We are in receipt of your letter dated December 13, 2006, to Mr. Ricardo Knoepfelmacher of Brasil Telecom requesting additional information pertaining to the above-referenced matter. This is to advise you that we will provide responses to your letter by January 31, 2007.

         If you have any questions, please call me.

Sincerely,

/s/ Mark F. McElreath

Mark F. McElreath

MFM:kmp

LEGAL02/30220793v1

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